Exhibit 12.1

Whitestone REIT
Calculation of Consolidated Ratio of Earnings to Fixed Charges
(dollars in thousands)

	Six Months Ended June 30,	Year Ended December 31,
	2018	2017	2016	2015	2014
Earnings
Income from continuing operations	4,867	$8,866	$8,128	$6,854	$5,349
Plus: Taxes	213	386	289	372	282
Plus: Fixed charges	13,937	24,530	20,189	15,122	10,672
Total earnings	$19,017	$33,782	$28,606	$22,348	$16,303

Fixed charges
Interest expense	12,993	$22,808	$18,311	$13,804	$9,680
Plus: Capitalized Interest	291	439	324	106	93
Plus: Amortization of deferred financing costs	653	1,283	1,554	1,212	899
Total fixed charges	$13,937	$24,530	$20,189	$15,122	$10,672

Ratio of earnings to fixed charges	1.36	1.38	1.42	1.48	1.53